Exhibit 12

Nationwide Financial Services, Inc. and Subsidiaries

Statement Regarding Computation of Earnings (Loss) to Fixed Charges

(in millions)

	Years ended December 31,
	2009	2008	2007	2006	2005
Earnings (Loss):
Earnings (loss) from continuing operations before federal income tax expense (benefit)	$362.1	$(1,440.2)	$749.5	$761.9	$740.6
Fixed charges	1,243.0	1,316.1	1,462.8	1,484.6	1,510.2

	$1,605.1	$(124.1)	$2,212.3	$2,246.5	$2,250.8

Fixed Charges:
Interest credited to policyholder accounts	$1,140.0	$1,210.5	$1,342.0	$1,381.5	$1,380.9
Interest expense	103.0	105.6	110.6	103.1	107.6
Debt extinguishment costs	—	—	10.2	—	21.7

	$1,243.0	$1,316.1	$1,462.8	$1,484.6	$1,510.2

Ratio of earnings (loss) to fixed charges	1.3	(0.1)	1.5	1.5	1.5

Ratio of earnings (loss) to fixed charges, excluding interest credited to policyholder accounts	4.5	(12.6)	7.2	8.4	6.7

Deficiency of earnings[1]	$—	$1,440.2	$—	$—	$—

[1]	Represents additional earnings that would be necessary to result in a one-to-one ratio of earnings to fixed charges.